U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12B-25

NOTIFICATION OF LATE FILING

[  ] Form 10-KSB   [  ] Form 11-K   [ X ] Form 10-QSB   [  ] Form N-SAR

For Period Ended: March 31, 2007

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended:    ____________________________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable.

PART I - REGISTRANT INFORMATION

INTERACTIVE BRAND DEVELOPMENT, INC.

Full Name of Registrant:

Former Name if Applicable:

3275 West Hillsborough Boulevard

Address of Principal Executive Office: (Street and Number)

Deerfield, Florida  33442

City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box, if appropriate)

[X]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]

(b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 1O-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

The Company could not complete the Report within the prescribed time because of additional time required to collect, review and prepare certain information required for inclusion in the Report.  Although the information is not yet finalized, it is anticipated that the Company will have sustained losses on a consolidated basis for the period covered by the Report.

PART IV - OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification:

Steve Markley	(954)	363-4400
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is NO, identify report(s).  [X] Yes    [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

INTERACTIVE BRAND DEVELOPMENT, INC.

(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 14, 2007	By:	/s/Steve Markley
Steve Markley,
Chief Executive Officer

Attachment

During the three months ended March 31, 2007 net revenues from both continuing and discontinued operations for the Company decreased to approximately $0 from approximately $328,993 for the three months ended March 31, 2006.  The Company has discontinued providing processing services and reselling of processing services for third party processors, which were processed through its wholly owned subsidiary Internet Billing Company LLC.  The Company is incurring significant impairment and other valuation losses associated with this discontinued operations.